UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

For Annual Reports of Employee Stock Purchase, Savings and Similar Plans Pursuant to
Section 15(D) of the Securities Exchange Act of 1934

X	Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934
For the fiscal year ended December 31, 2015
OR

Transition Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934
For the transition period from                      to
Commission File No. 1-01342

A.	Full title of the Plan and the address of the plan, if different from that of the issuer named below:
CP 401(k) SAVINGS PLAN
120 South Sixth Street, Suite 1000
Minneapolis, Minnesota
55402 United States

B.	Name of Issuer of the securities held pursuant to the plan and the address of its principal executive office:
Canadian Pacific Railway Limited
7550 Ogden Dale Road S.E.
Calgary, Alberta T2C 4X9

CP 401(k) SAVINGS PLAN
Employer ID No.: 41-6009079
Plan Number: 0002
Financial Statements as of and for the Years Ended
December 31, 2015 and 2014, Supplemental Schedules
as of and for the Year Ended December 31, 2015, and
Report of Independent Registered Public Accounting Firm

CP 401(k) SAVINGS PLAN

TABLE OF CONTENTS

Page Number

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	1

FINANCIAL STATEMENTS AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2015 AND 2014:

Statements of Net Assets Available for Benefits	2

Statements of Changes in Net Assets Available for Benefits	3

Notes to Financial Statements	4

SUPPLEMENTAL SCHEDULES AS OF AND FOR THE YEAR ENDED DECEMBER 31, 2015:

Form 5500, Schedule H, Part IV, Line 4i—Schedule of Assets (Held at End of Year)	11

Form 5500, Schedule H, Part IV, Question 4a—Schedule of Delinquent Participant Contributions	12

NOTE: All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

SIGNATURES	13

EXHIBIT	14

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Trustees and Participants of CP 401(k) Savings Plan
We have audited the accompanying statements of net assets available for benefits of CP 401(k) Savings Plan (the "Plan") as of December 31, 2015 and 2014, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2015 and 2014, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.
The supplemental schedule of assets (held at end of year) as of December 31, 2015 and the supplemental schedule of delinquent participant contributions for the year ended December 31, 2015 have been subjected to audit procedures performed in conjunction with the audit of the Plan's financial statements. The supplemental schedules are the responsibility of the Plan's management. Our audit procedures included determining whether the supplemental schedules reconcile to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedules. In forming our opinion on the supplemental schedules, we evaluated whether the supplemental schedules, including their form and content, are presented in compliance with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, such schedules are fairly stated, in all material respects, in relation to the financial statements as a whole.
/s/ Deloitte & Touche LLP

Minneapolis, Minnesota
June 27, 2016

CP 401(k) SAVINGS PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF DECEMBER 31, 2015 AND 2014

	2015	2014
ASSETS:
Cash	$—	$641
Investments, at fair value (Note 4)—participant directed
Mutual funds	89,338,466	96,498,911
Equity—Canadian Pacific Railway Ltd. stock	585,939	870,766
Wells Fargo Blackrock S&P 500 index fund	19,259,859	20,537,255
Common/collective trust (Note 5)	21,630,100	23,914,598
	130,814,364	141,821,530
Investments, at contract value—guaranteed investment contracts (Note 6)	1,053,108	1,398,038
Total investments	131,867,472	143,219,568

Notes receivable from participants	3,461,780	3,031,830
Total assets	135,329,252	146,252,039

LIABILITIES:
Cash overdraft	7,748	—
Total liabilities	7,748	—

NET ASSETS AVAILABLE FOR BENEFITS	$135,321,504	$146,252,039
The accompanying notes are an integral part of these financial statements.

CP 401(k) SAVINGS PLAN
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEARS ENDED DECEMBER 31, 2015 AND 2014

	2015	2014
INVESTMENT INCOME:
Net (depreciation) appreciation in fair value of investments	$(722,162)	$5,319,748
Interest and dividends	1,152,053	1,011,539
Other income	93,106	127,735
Investment income before investment-related expenses	522,997	6,459,022
Less investment-related expenses	(346,458)	(151,416)
Net investment income	176,539	6,307,606
CONTRIBUTIONS:
Participant	9,086,745	3,681,499
Employer	1,895,116	1,100,167
Total contributions	10,981,861	4,781,666
DEDUCTIONS:
Benefits paid to participants	(22,088,935)	(15,484,741)
Total deductions	(22,088,935)	(15,484,741)

DECREASE IN NET ASSETS BEFORE PLAN TRANSFERS	(10,930,535)	(4,395,469)
PLAN TRANSFERS:
Transfers into the plan:
Soo Savings Plan for TCU Employees merger (Note 1)	—	7,012,721
Soo Line 401(k) Plan for Union Employees merger (Note 1)	—	64,655,927
Transfer of loans related to merger	—	1,865,625
Transfer of assets unrelated to merger	—	314,373
Transfers out of the plan:
Transfer out to other plans prior to CP 401(k) Savings Plan merger	—	(229,823)
Net transfers into the Plan	—	73,618,823

NET (DECREASE) INCREASE IN NET ASSETS AVAILABLE FOR BENEFITS	(10,930,535)	69,223,354
NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	146,252,039	77,028,685
End of year	$135,321,504	$146,252,039
The accompanying notes are an integral part of these financial statements.

CP 401(k) SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2015 AND 2014

1.	SUMMARY DESCRIPTION OF THE PLAN
The following description of the CP 401(k) Savings Plan (the “Plan”) is provided for general informational purposes only. Participants should refer to the Plan document for complete information regarding the Plan’s definitions, benefits, eligibility, and other matters.
General—The Plan is defined as a contribution savings plan covering all eligible employees of Soo Line Railroad Company, Delaware and Hudson Railway Company, Inc., and Dakota, Minnesota and Eastern Railroad Corporation (DM&E) (the “Companies”), including those covered by a collective bargaining agreement after October 27, 2014 (see Transfer of Assets below). The CP 401(k) Savings Plan Investment Committee controls and manages the administration of the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"), as amended, and the Internal Revenue Code (the “Code”), as amended. Wells Fargo Bank, N.A. (the “Trustee”) is the trustee and record-keeper of the Plan.
A resolution was adopted by the Companies on October 27, 2014 to amend the name of Canadian Pacific Savings Plan for U.S. Management Employees to CP 401(k) Savings Plan and the investment committee name was changed from the U.S. Soo Management 401k Investment Committee to the CP 401(k) Savings Plan Investment Committee.
Transfer of Assets—Effective October 27, 2014, the Soo Line 401(k) Plan for Union Employees and the Soo Savings Plan for TCU Employees merged into the CP 401(k) Savings Plan. Net assets available for benefits of $64,655,927 and $7,012,721 were transferred into the Plan respectively.
Eligibility—Prior to October 27, 2014, qualified employees could participate in the Plan if they had reached the age of 21 and have completed a full calendar month of service with the Companies. Effective October 27, 2014, qualified employees may participate in the Plan if they have reached the age of 18 and have completed 30 days of service with the Companies.
Contributions—Effective October 27, 2014, allowed pretax participant contributions to the Plan were increased from a range of 1% to 12% of their compensation to a range of 1% to 50% of their compensation as an elective deferral savings contribution under Section 401(k) of the Code. Participants may change their contribution percentage every pay period. Effective October 27, 2014, the maximum allowable contribution percentage limitation at the Companies’ discretion was increased from 12% to 50% but is limited to the maximum allowable deductible for federal income tax purposes of $18,000 in 2015 (2014 - $17,500). TCU Union participants who accumulate a balance of 120 hours of sick pay as of December 31 of each year may elect to convert a certain portion of these sick days into additional contributions to the Plan. The maximum sick leave that a participant has the option to convert into a sick leave pay deposit to the Plan is 80 hours per year. The value of the sick leave pay deposit is calculated using the hours elected by the participant, multiplied by a base pay amount, which is adjusted for cost of living as provided by the Plan document. These deposits are then included as employee contributions.
The Plan provides for an employer matching contribution of 50% of the first 6% of eligible compensation that the participant contributes. Employees covered by a bargaining agreement are not eligible for this match, except DM&E unionized employees who are eligible for this same match formula, effective October 27, 2014. No employee is eligible for an employer matching contribution on their catch-up contributions. Participants who have attained age 50 before the end of the Plan year are eligible to make catch-up contributions of $6,000 in 2015 (2014 - $5,500). The Plan allows for participant rollovers from other qualified plans. Participant rollover contributions totaled $193,932 for the year ended December 31, 2015 (2014 - $111,113). Contributions in excess of Code limitations are returned to participants when determined. There were no excess contributions at December 31, 2015 and 2014.
Participant Accounts—Participants may direct their contributions and existing account balances to one or a combination of the investment options available. Investment options may be changed daily. Each participant’s account is credited with the participant’s contributions, related matching contributions (if applicable), and an allocation of Plan earnings from the participant’s respective elected investment fund options. Earnings of each investment fund are allocated daily based on the participant’s account balances, as defined in the Plan document. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account balance.
Vesting—Participants are immediately vested in the value of their voluntary contributions, and rollover contributions, if any. Nonunion employees are also immediately vested in their employer matching contributions, plus earnings thereon. DM&E unionized employees are the only unionized employees eligible for matching contributions. If the DM&E union participant has completed three or more years of vesting service, the participant is fully vested and is entitled to a benefit equal to the value of his or her matching contribution account, if any. If the DM&E union participant has less than three years of vesting service, he or she shall be entitled to the vested portion of his or her matching contribution account according to the following schedule:

Years of Vesting Service Vested Percentage
Less than One	—%
One but less than Two	33%
Two but less than Three	66%
Three or more	100%
Forfeited Accounts—Forfeitures of the nonvested account balances result from participants who withdraw from the Plan before becoming fully vested in the matching contributions and earnings and losses thereon. At the discretion of the Companies, forfeited nonvested accounts may be used to pay reasonable administrative expenses of the Plan; applied to reinstate the participant’s account if the participant resumes employment at the Companies; credited against the Companies’ contributions; used to make any corrective contributions; or allocated among the accounts of the active participants. Forfeited amounts as of December 31, 2015 totaled $30,333 (2014 - $485).
Notes Receivable from Participants—Participants may borrow from their accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of the vested portion of the participant’s account. Loan maturities are five years or less, unless the loan qualifies as a home loan, in which case maturities may not exceed 10 years. Loans are repaid ratably over the repayment period through payroll deductions. The interest rate on participant loans is expected to be 2% over the prime lending rate at the time of origination. Interest rates on outstanding loans as of December 31, 2015 and 2014, ranged from 4.25% to 10.25%, with loan maturities at various dates through 2025 and 2023, respectively. Participant loans are collateralized by the underlying participant account balance.
Payment of Benefits—Interests are distributed to participants or beneficiaries upon death, disability, retirement, or termination of employment. Participants may elect to withdraw interests subject to certain limitations. Benefit distributions under the Plan are made in either a lump-sum payment of the participant’s account balance, a series of annual or more frequent installments, or a combination thereof, at the discretion of the participant.
Plan Termination—Although the Companies have not expressed any intent to do so, they have the right under the Plan to discontinue their contributions at any time and to terminate the Plan at any time subject to the provisions of ERISA. In the event of Plan termination, the net assets of the Plan will be allocated among the participants or beneficiaries in accordance with the Plan document.

2.	SUMMARY OF SIGNIFICANT ACCCOUNTING POLICIES
The following is a summary of significant accounting policies, which are in conformity with accounting principles generally accepted in the United States of America (U.S. GAAP).
Basis of Accounting—The financial statements of the Plan are prepared under the accrual method of accounting in conformity with U.S. GAAP and Department of Labor’s Rules and Regulations for Reporting and Disclosure under ERISA.
Investment Valuation and Income Recognition—Investments are reported at fair value, except for fully benefit-responsive investment contracts, which are reported at contract value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 4 for discussion of fair value measurements. Contract value is the amount participants normally would receive if they were to initiate permitted transactions under the terms of the Plan (see Note 6).
Purchases and sales of investments are recorded on a trade-date basis. Interest income is recorded on an accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation (depreciation) includes the Plan’s gains and losses on investments bought and sold, as well as held during the year.
Notes Receivable from Participants—Notes receivable from participants are measured at their unpaid principal balance, plus any accrued but unpaid interest. In accordance with Internal Revenue Service ("IRS") rules, participant loan defaults by participants who are not eligible to receive actual distributions from the Plan, such as participants who are active employees, are treated as “deemed” distributions under the Plan. In these circumstances, although the outstanding loan balance is reported as taxable income to the participants, the loan balance remains on the participants’ Plan accounts until the participants are eligible to receive a distribution from the Plan. Defaulted participant loans of participants who are eligible to receive distributions from the Plan are reclassified as distributions and offset from their Plan account balances.

Benefit Distributions—Benefit distributions are recorded when paid. There was no amount allocated to the accounts of participants who elected to withdraw from the Plan but have not yet been paid at December 31, 2015 or 2014.
Investment-Related Expenses—Investment-related expenses are paid out of Plan assets. Management fees and operating expenses charged to the Plan for investments are deducted from income earned on a daily basis and are not separately reflected. Consequently, investment management fees and operating expenses are reflected as a reduction of investment return for such investments. The Companies pay administrative expenses of the Plan at their discretion. There were no unpaid investment-related expenses for the years ended December 31, 2015 or 2014.
Use of Estimates—The preparation of financial statements in conformity with U.S. GAAP requires the Plan’s management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.
Risks and Uncertainties—The Plan provides for investments that, in general, are exposed to various risks, such as interest rates, market conditions, and credit risk. Due to the level of risk associated with certain investment securities, and the inherent uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risk factors in the near term will affect the amounts reported in the Plan’s financial statements.
The Plan invests in securities with contractual cash flows, such as asset-backed securities, collateralized mortgage obligations, and commercial mortgage-backed securities, including securities backed by subprime mortgage loans. The value, liquidity, and related income of these securities are sensitive to changes in economic conditions, including real estate value, delinquencies or defaults, or both, and may be adversely affected by shifts in the market’s perception of the issuers and changes in interest rates.

3.	ACCOUNTING CHANGES
Fair Value Measurements—In May 2015, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update No. 2015-07, Disclosures for Investments in Certain Entities That Calculate Net Asset Value per Share (or Its Equivalent) (“ASU 2015-07”) which removes the requirement to present certain investments for which the practical expedient is used to measure fair value at net asset value ("NAV") within the fair value hierarchy table. Instead, a Plan would be required to include those investments as a reconciling item so that the total fair value amount of investments in the disclosure is consistent with the fair value investment balance on the statement of net assets available for benefits. This standard is effective for fiscal years beginning after December 15, 2015 and when adopted is applied retrospectively. Early adoption of this ASU 2015-07 is permitted.
The Plan elected to early adopt ASU 2015-07 as of December 31, 2015 as permitted, and has applied ASU 2015-07 retrospectively, as required. The Plan presents the investment disclosure required by this new guidance in Note 4, Fair Value Measurements. As a result of the adoption of this ASU 2015-07, historical disclosure regarding common/collective trust and Wells Fargo Blackrock S&P index fund totaling $24,251,479 and $20,537,255 respectively were removed from the fair value hierarchy (Level 2) and included as reconciling items for investments at fair value on the statement of net assets available for benefits as of December 31, 2014. The reclassification for the common/collective trust is net of the adjustment of $336,881 representing the prior measurement basis difference.
Employee Benefit Plan Accounting—In July 2015, the FASB issued ASU No. 2015-12, Plan Accounting: Defined Benefit Pension Plans (Topic 960), Defined Contribution Pension Plans (Topic 962), Health and Welfare Benefit Plans (Topic 965), I. Fully Benefit-Responsive Investment Contracts, II. Plan Investment Disclosures, III. Measurement Date Practical Expedient (“ASU 2015-12”). Part I eliminates the requirement to measure the fair value of fully benefit-responsive investment contracts and provide certain disclosures. Contract value is the only required measure for fully benefit-responsive investment contracts. Part II eliminates the requirements to disclose individual investments that represent 5% or more of net assets available for benefits and the net appreciation or depreciation in fair value of investments by general type. Part II also simplifies the level of disaggregation of investments that are measured using fair value. Plans will continue to disaggregate investments that are measured using fair value by general type; however, plans are no longer required to also disaggregate investments by nature, characteristics and risks. Further, the disclosure of information about fair value measurements shall be provided by general type of plan asset. Part III is not applicable to the Plan. This standard is effective retrospectively for fiscal years beginning after December 15, 2015. Early adoption of this ASU is permitted.
The Plan elected to early adopt ASU 2015-12 as of December 31, 2015, as permitted, and has applied the provisions of ASU 2015-12 retrospectively, as required. As a result of the adoption of this ASU, historical disclosure regarding guaranteed investment contracts, which are considered to be fully benefit-responsive contracts, totaling $1,398,038, were removed from the fair value hierarchy. Furthermore, the Plan eliminated its historical disclosure of individual investments which comprised 5% or more of net assets available for benefits, as well as the net appreciation or depreciation in fair value of investments by general type.

4.	FAIR VALUE MEASUREMENTS
FASB Accounting Standards Codification, Fair Value Measurements and Disclosures ("ASC 820"), provides the framework for measuring fair value. The framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy under ASC 820 are as follows:
Basis of Fair Value Measurement
Level 1—Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities;
Level 2—Quoted prices in markets that are not considered to be active or financial instruments for which all significant inputs are observable, either directly or indirectly; and
Level 3—Prices or valuations that require inputs that are both significant to the fair value measurement and unobservable.
A financial instrument’s level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.
Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2015 and 2014.
Common Stocks—Valued at the closing price reported on the active market on which the individual securities are traded.
Mutual Funds—Valued at the daily closing price as reported by the funds. Mutual funds held by the Plan are open-ended mutual funds that are registered with the Securities and Exchange Commission (“SEC”). These funds are required to publish their daily NAV and to transact at that price. The mutual funds held by the Plan are deemed to be actively traded.
Common/Collective Trust—The common/collective trust is a collective stable return fund sponsored by the Trustee. Investment in the trust fund is valued at the NAV as determined by the Trustee by using estimated fair value of the underlying assets owned by the common/collective trust as of December 31, 2015 and 2014. The NAV is used as a practical expedient for fair value. The NAV is based on the fair value of the underlying assets, which are traded in an active market, minus its liabilities then divided by the number of units outstanding. Generally, under ordinary market conditions, all common/collective trust positions provide daily market liquidity to Plan participants and the Plan (see Note 5). This practical expedient is not used when it is determined to be probable that the fund will sell the investment for an amount different than the reported net asset value.
The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.
Wells Fargo Blackrock S&P Index Fund—The fund is a collective investment fund sponsored by the Trustee. Investment in the fund is limited to Qualified Retirement Plans and the fund is not publically traded. The fund is not registered with the SEC, but is subject to oversight by the Office of the Comptroller of the Currency (“OCC”). The fund is valued by the Trustee on a daily basis each business day using the end of day market value of all securities held in the fund and the total number of outstanding fund units. The individual holdings in the fund are publicly traded on major market exchanges and their end of day price and total shares held are used to determine the fund’s total market value. The fund’s NAV is equal to the total end of day market value of the fund divided by the number of outstanding fund units.
Transfers between Levels—The availability of observable market data is monitored to assess the appropriate classification of financial instruments within the fair value hierarchy. Changes in economic conditions or model-based valuation techniques may require the transfer of financial instruments from one fair value level to another. In such instances, the transfer is reported at the beginning of the reporting period.

The Plan’s management evaluates the significance of transfers between levels based upon the nature of the financial instrument and size of the transfer relative to total net assets available for benefits. For the years ended December 31, 2015 and 2014, there were no transfers between levels.
The following tables set forth by level, within the fair value hierarchy, the Plan’s investment assets at fair value as of December 31, 2015 and 2014. As required by ASC 820, assets are classified in their entirety based on the lowest level of input that is significant to the fair value measurement. As of December 31, 2015 and 2014, there were no assets classified as Level 2 or Level 3 valued investments.

Investments at Fair Value	As of December 31,
	2015	2014
Level 1 - Unadjusted quoted prices in active markets for identical assets:
Mutual funds	$89,338,466	$96,498,911
Equity—Canadian Pacific Railway Ltd. stock	585,939	870,766
Total	$89,924,405	$97,369,677
Investments measured at NAV:
Common/collective trust	21,630,100	23,914,598
Wells Fargo Blackrock S&P 500 index fund	19,259,859	20,537,255
Total investments, at fair value	$130,814,364	$141,821,530

5.	WELLS FARGO COLLECTIVE STABLE RETURN FUND
The Plan invests in investment contracts through the Wells Fargo Collective Stable Return Fund (“WFSR Fund”), one of the investment options available under the Plan. The WFSR Fund invests in guaranteed investment contracts and synthetic investment contracts which are credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses. Notwithstanding a 12-month replacement notification requirement on the WFSR Fund, the WFSR Fund does not have limiting terms or restrictions on redemption. The WFSR Fund is not subject to future unfunded commitments at December 31, 2015 and 2014.
As stated in Note 4, the WFSR Fund is measured at fair value in the statements of net assets available for benefits as of December 31, 2015 and 2014. During 2015 and 2014, the average yield on the WFSR Fund was approximately 1.8% and 1.4%, respectively. This represents the annualized earnings of all investments in the WFSR Fund, divided by the fair value of all investments in the WFSR Fund. During 2015 and 2014, the crediting interest rate on the WFSR Fund was approximately 1.8% and 1.6%, respectively. This represents the annualized earnings credited to participants in the WFSR Fund, divided by the fair value of all investments in the WFSR Fund.
Certain events limit the ability of the Plan to transact at contract value with the issuer. Such events include the following: (1) the Plan’s failure to qualify under Section 401(a) or Section 401(k) of the Code; (2) the establishment of a defined contribution plan that competes with the Plan for employee contributions; (3) any substantive modification of the WFSR Fund or the administration of the WFSR Fund that is not consented to by the issuer; (4) any change in law, regulation, or administrative ruling applicable to the Plan that could have a material adverse effect on the WFSR Fund’s cash flow; (5) any communication given to participants by the Plan’s management or the Trustee that is designed to induce or influence participants to avoid investing in the WFSR Fund or to transfer assets out of the WFSR Fund; and (6) any transfer of assets from the WFSR Fund directly to a competing investment option. The occurrence of any of these events, which would limit the Plan’s ability to transact at contract value with participants, is not considered probable.
The credit rating assigned to Wells Fargo by Standard & Poor’s is currently A+. There are no reserves against the fair value for credit risk of the issuer or otherwise. The crediting interest rate is based upon a formula agreed upon with the issuer, but will not be less than 0%. Such crediting rates are assessed on a quarterly basis.

6.	GUARANTEED INVESTMENT CONTRACTS
The Plan has fully benefit-responsive guaranteed investment contracts with the Trustee. The Trustee maintains the contributions in a general account, which is credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses. The contracts are reported in the statements of net assets available for benefits at contract value, which approximates fair value, as reported to the Plan by the Trustee.
There are no reserves against the contract value of the contracts. The crediting interest rates are based on a formula agreed upon with the issuer and is reset daily for the calculation of earnings. The interest is compounded annually. The crediting interest rates of investment contracts ranged from 1.10% to 1.81% and from 1.17% to 1.57% at December 31, 2015 and 2014, respectively.

7.	EXEMPT PARTY-IN-INTEREST TRANSACTIONS
The Trustee is authorized under contract provisions, and by ERISA regulations providing an administrative or statutory exemption, to invest in funds under its control. Certain Plan investments, including shares of mutual funds and units of common/collective trusts, which are managed by the Trustee as defined by the Plan, qualify as exempt party-in-interest transactions. Fees paid for investment management services were included as a reduction of the return earned on each fund.

8.	NONEXEMPT PARTY-IN-INTEREST TRANSACTIONS
The Companies’ remitted certain participant contributions to the Trustee later than required by the Department of Labor (“DOL”) Regulation 2510.3-102 for the years ended December 31, 2015 and 2014. Participant accounts have been credited with the amount of investment income that would have been earned had the participant contributions been remitted on a timely basis as required by the DOL guidelines. In addition, the Companies filed a Form 5330 with the IRS and paid the required Excise tax on the transactions.

9.	INCOME TAX STATUS
The Plan received a determination letter from the IRS dated October 20, 2015, indicating that the Plan constitutes a qualified trust under Section 401(a) of the IRC Code and is, therefore, exempt from federal income taxes under provisions of Section 501(a). The Plan management believe that the Plan is currently designed and operated in compliance with the applicable requirements of the IRC, and the Plan and related trust continue to be tax-exempt. Therefore, no provision for income taxes has been included in the Plan’s financial statements.
During 2015, the Companies discovered certain late benefit payments that would affect the tax qualified status of the Plan and its related trust. In order to prevent the Plan from losing its qualified status, the Companies are in the process of taking the necessary corrective actions in accordance with the acceptable correction methods of the Employee Plans Compliance Resolution System (EPCRS). The Companies have represented that they will take all necessary actions to correct the failures, and to preserve the Plan’s qualified status.
U.S. GAAP requires the Plan’s management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan’s management has analyzed the tax positions by the Plan, and has concluded that as of December 31, 2015 and 2014, there are no uncertain tax positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. Therefore, no provision for income taxes has been included in the Plan’s financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits of any tax periods in progress. The Plan’s management believes it is no longer subject to income tax examinations for years prior to 2012.

10.	REGISTRATION OF SHARES
On December 18, 2015, Canadian Pacific Railway Limited ("CPRL") filed a registration statement on Form S-8 registering CPRL common shares included as an investment option for eligible Plan participants.

11.	RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500
As a result of the adoption of ASU 2015-12, the guaranteed investment contracts are recorded at contract value for financial statement presentation. For 2015 Form 5500 reporting purposes, the contracts are presented at fair value, which approximates contract value.
A reconciliation of net assets available for benefits according to the financial statements to the Plan’s Form 5500 is as follows:

	As of December 31,
	2015	2014
Net assets available for benefits per financial statements	$135,321,504	$146,252,039
Adjustments from contract value to fair value for common/collective trust	—	336,881
Net assets available for benefits per Form 5500	$135,321,504	$146,588,920

A reconciliation of changes in net assets available for benefits according to the financial statements to the Plan’s Form 5500 is as follows:

	Year Ended December 31,
	2015	2014
Net (decrease) increase in net assets per financial statements	$(10,930,535)	$69,223,354
Adjustments from contract value to fair value for common/collective trust	(336,881)	219,472
Asset transfer from Soo Savings Plan for TCU Employees	—	(7,012,721)
Asset transfer from Soo Line 401k Plan Union	—	(64,655,927)
Transfer of loans related to merger	—	(1,865,625)
Transfer of asset unrelated to merger	—	(314,373)
Transfer out to other plans prior to CP 401(k) Savings Plan merger	—	229,823
Net loss per Form 5500	$(11,267,416)	$(4,175,997)

SUPPLEMENTAL SCHEDULES
CP 401(k) SAVINGS PLAN
Employer ID No.: 41-6009079
Plan Number: 0002

FORM 5500, SCHEDULE H, PART IV, LINE 4i—SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2015

(a)	(b) Identity of Issuer, Borrower, Lessor, or Similar Party	(c) Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	(d) Cost**	(e) Current Value
	Dodge and Cox Stock Fund	Mutual fund		9,367,759
	American Funds EuroPacific Growth Fund	Mutual fund		2,133,037
	Oppenheimer International Growth Fund	Mutual fund		8,687,619
	Vanguard Mid Cap Index Fund	Mutual fund		61,110
	Vanguard Small Cap Index Fund	Mutual fund		52,882
	Vanguard Total International ST Index	Mutual fund		79,340
	JP Morgan Small-Cap Equity Fund	Mutual fund		14,056,015
	JP Morgan Large-Cap Equity Fund	Mutual fund		17,519,550
	Oakmark Equity & Income	Mutual fund		—
	Baird Aggregate Bond Fund	Mutual fund		8,871,000
	PIMCO Total Return Fund	Mutual fund		8,551
	Aston/Fairpointe Mid Cap Index Fund	Mutual fund		6,897,901
*	Wells Fargo Advantage Dow Jones Target Today	Mutual fund		869,774
*	Wells Fargo Advantage Dow Jones Target 2010	Mutual fund		2,795,133
*	Wells Fargo Advantage Dow Jones Target 2020	Mutual fund		6,282,146
*	Wells Fargo Advantage Dow Jones Target 2030	Mutual fund		5,000,586
*	Wells Fargo Advantage Dow Jones Target 2040	Mutual fund		4,267,567
*	Wells Fargo Advantage Dow Jones Target 2050	Mutual fund		2,388,496
*	Wells Fargo Collective Stable Return Fund N	Common/collective trust		21,630,100
*	Wells Fargo Blackrock S&P Index Fund	Index fund		19,259,859
	Canadian Pacific Ltd.	Equity		585,939
	Guaranteed investment contract	Guaranteed 5-year contracts, maturing through 2018, interest rates at 1.10% to 1.81%		1,053,108
*	Notes receivable from participants	Notes receivable from participants, maturing through 2025, interest rates ranging from 4.25% to 10.25%		3,461,780
	TOTAL INVESTMENTS			$135,329,252

*	Denotes a party-in-interest.
**	Cost information has been excluded, as it is not required for participant-directed investments.

FORM 5500, SCHEDULE H, PART IV, QUESTION 4a—SCHEDULE OF DELINQUENT
PARTICIPANT CONTRIBUTIONS
FOR THE YEAR ENDED DECEMBER 31, 2015

		Total That Constitute Nonexempt Prohibited Transactions			Total Fully Corrected
Participant Contributions Transferred Late to the Plan		Contributions Not Corrected	Contributions Corrected Outside VFCP	Contributions Pending Correction in VFCP	under VFCP and PTE 2002-51
Check here if late participant loan contributions are included	X	$—	$21,817	$—	$—

SIGNATURES
The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

CP 401(k) SAVINGS PLAN

Date: June 27, 2016	/s/ Paula Jones
Paula Jones
Director Benefits and Wellness – US Soo Line Railroad Company, its administrator

/s/ Scott Cedergren
Scott Cedergren
Secretary Soo Line Railroad Company, its administrator

EXHIBIT INDEX

Exhibit	Description of Exhibit

23.1	Consent of Deloitte & Touche LLP